Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 3, 2004	No. 11/04

IAMGOLD FILES SADIOLA TECHNICAL REPORT

Toronto, June 3, 2004 - IAMGold Corporation announced that, in accordance with regulatory requirements, it has filed with securities regulatory authorities a current technical report (within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects) dated May 31, 2004 regarding the Sadiola gold mine. A copy of the report is available for viewing at www.sedar.com.

For further information please contact:
Dennis Jones	or	Tom Atkins
Vice-President, Exploration		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999